NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Caterpillar Inc.

NAME OF PERSON RELYING ON EXEMPTION: General Board of Pension and Health Benefits of The United Methodist Church, Incorporated in Illinois d/b/a Wespath Benefits and Investments

ADDRESS OF PERSON RELYING ON EXEMPTION: 1901 Chestnut Ave, Glenview, IL 60025

To:	Caterpillar Inc. Shareholders
Subject:	2022 Proxy Statement—Item No. 6: Report on Activities in Conflict-Affected and High-risk Areas
Date:	May 11, 2022
Contact:	Jake Barnett, Director of Sustainable Investment Stewardship, Wespath Benefits and Investments, jbarnett@wespath.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Wespath Benefits and Investments urge shareholders to vote FOR Proxy Item No. 6, Report on Activities in Conflict-Affected Areas. The proposal will be voted on at the June 8, 2022 Annual Meeting of Caterpillar, Inc. (“Company”).

Resolved

Shareholders request that Caterpillar assess and report to shareholders, at reasonable expense and excluding proprietary information, on the company’s approach to mitigating the risks associated with business activities in conflict-affected and high-risk areas (CAHRA) as called for by the UN Guiding Principles on Business and Human Rights (UNGPs).

As long-term shareholders in Caterpillar, filers of this resolution are requesting additional transparency into the Company’s approach to mitigating risks associated with CAHRA.1 We find the current disclosure insufficient for shareholders to consider and identify salient issues that may result in material legal, reputational and financial risks to the Company. This includes the ability of shareholders to examine the adequacy of human rights-related risk mitigation measures implemented by the Company.

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1 OECD, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition,” OECD Publishing, March 20, 2013, http://dx.doi.org/10.1787/9789264185050-en (accessed April 18, 2022).

Company Response Inadequate

The Company is exposed to heightened material risks—legal,2 reputational3 and financial4—based on its operations in CAHRA. The Company’s operations in CAHRA present human rights risks and financial risks that manifest through the usage of its equipment and/or supply chain relationships with states and state-affiliated companies violating international humanitarian law (IHL) and international human rights law (IHRL) (e.g., Belarus,5 China (Xinjiang Uyghur Autonomous Region [XUAR]),6 Occupied Palestinian Territories (OPT),7,8 Russia,9 Western Sahara10), sanctioned regimes (e.g., Iran,11 Sudan,12 Syria13), and companies involved in conflict financing (e.g., in Myanmar14).

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2 Victoria Riello and Larissa Furtwengler, “Corporate Criminal Liability for International Crimes: France and Sweden are Poised to Take Historic Steps Forward,” Just Security, September 6, 2021, https://www.justsecurity.org/78097/corporate-criminal-liability-for-human-rights-violations-france-and-sweden-are-poised-to-take-historic-steps-forward/ (accessed April 18, 2022).

3 Money Control, “Adani Ports falls 2% after Nordic fund KLP divests from Myanmar project over links to military,” Money Control, June 23, 2021, https://www.moneycontrol.com/news/business/stocks/adani-ports-falls-2-after-nordic-fund-klp-divests-myanmar-project-over-links-to-military-7075281.html (accessed April 18, 2022).

4 Che Pan, “Huawei says US sanctions cause US$30 billion annual loss in its smartphone business,” South China Morning Post, September 24, 2021, https://www.scmp.com/tech/tech-war/article/3150036/huawei-says-us-sanctions-cause-us30-billion-loss-its-handset-revenue (accessed April 18, 2022).

5 Business & Human Rights Resource Centre, “Belarusian activists urge companies engaged with Belarus Government to take immediate action in response to ongoing human rights violations, incl. company responses,” Business & Human Rights Resource Centre, May 31, 2021, https://www.business-humanrights.org/en/latest-news/belarusian-diaspora-urges-companies-engaged-with-belarus-govt-to-take-immediate-action-in-response-to-ongoing-human-rights-violations-incl-company-responses/ (accessed April 18, 2022).

6 Bethany Allen-Ebrahimian, “Exclusive: Caterpillar sourced clothes from Xinjiang factory involved in coercive labor,” Axios, June 30, 2020, https://www.axios.com/caterpillar-xinjiang-uighur-labor-a6ec73df-b75e-4aea-ae76-cc8182ad6a3c.html (accessed April 18, 2022).

7 Sarah Leah Whitson, “Human Rights Watch Letter to Caterpillar, Inc.,” Human Rights Watch, October 28, 2004,

https://www.hrw.org/news/2004/10/28/human-rights-watch-letter-caterpillar-inc (accessed April 18, 2022).

8 Amnesty International, “Israel & Occupied Palestinian Territories Report,” Amnesty International, 2021, https://www.amnesty.org/en/location/middle-east-and-north-africa/israel-and-occupied-palestinian-territories/report-israel-and-occupied-palestinian-territories/ (accessed April 18, 2022).

9 Joe Deaux, “Caterpillar Quietly Uses Russia as Shipping Route After Pullback,” Bloomberg, March 15, 2022, https://www.bloomberg.com/news/articles/2022-03-15/caterpillar-still-ships-through-russia-after-halting-production#:~:text=Caterpillar%20Inc.%20continues%20to%20use,already%2Dfragile%20global%20supply%20chains. (accessed on April 18, 2022).

10 Western Sahara Resource Watch, “Caterpillar trucks carry conflict minerals,” Western Sahara Resource Watch, May 7, 2020, https://wsrw.org/en/archive/4380 (accessed April 18, 2022).

11 Matt Buedel, “Caterpillar raid resurrects U.S. sanctions questions,” Journal Star, April 3, 2017, https://www.pjstar.com/story/business/2017/04/03/caterpillar-raid-resurrects-u-s/21597323007/ (accessed April 18, 2022).

12 Ibid.

13 Ibid.

14 Therese Sjöström Jaekel, “Still Overlooked: Communities affected by jade mining operations in Myanmar, and the responsibilities of companies providing machinery,” Swedwatch, June 10, 2020, https://swedwatch.org/wp-content/uploads/2020/06/97_Myanmar_200610_uppslag_NY.pdf (accessed April 18, 2022).

In the Statement of Opposition to our resolution, Proposal 6, Caterpillar states in their proxy statement that they believe they are providing adequate disclosure related to human rights risk:

In addition to our Code of Conduct, Caterpillar has adopted a Supplier Code of Conduct and a Human Rights Policy that is informed by and incorporates many elements of internationally recognized human rights standards, including the Universal Declaration of Human Rights. Implementation of this policy includes an ongoing assessment of the impact our operations have on human rights, due diligence, performance tracking, mechanisms to report grievances and remediation processes. [. . .] Caterpillar will assess and escalate human rights issues and concerns regarding our business activity within the informed context of law, policy and our Code of Conduct, and when doing so, we will act in accordance with our Values in Action.

The Company also states that its Human Rights Policy is informed by the UNGPs, the authoritative set of standards on companies’ responsibility to respect human rights. However, the UNGPs call on businesses to conduct enhanced due diligence measures in conflict-affected areas because of the heightened risk for gross and widespread human rights abuses when engaging in business activity in CAHRA. The Company has not provided sufficient evidence to investors that demonstrates it is conducting this due diligence in a manner that aligns with the UNGPs principle of transparency.

In 2016, the Company signaled progress in assessing human rights risk by conducting an impact assessment that identified nine salient human rights issues and by including human rights-related questions in its Supplier Code of Conduct self-assessment process.15 However, the Company did not disclose its findings related to those issues. It limited its description of salient issues to one-to-two sentences for each human rights issue identified and elected not to disclose responses from its suppliers for questions related to human rights. Additionally, the Company did not disclose these and other UNGP-aligned human rights due diligence (HRDD) measures in successive Company sustainability reports, indicating a lack of current attention and practice, even as Caterpillar expands further into CAHRA.

Lack of Transparency on Risk Mitigation in CAHRA Needs to be Better Addressed

In spite of the Company's stated policies and practices referenced above, over the years numerous violations of IHL, IHRL, and the Code of Conduct involving the Company’s equipment supplied by Caterpillar-licensed dealers have been brought to the Company’s attention by multilateral institutions, civil society organizations and news organizations. The Company has not addressed these concerns or provided adequate transparency. If the Company has implemented any responsive measures aligned with the Company’s Code of Conduct,16 they have not communicated the appropriate remedies to shareholders. This lack of responsiveness to material stakeholder concerns is quantified by the Company’s 40 percent response rate to the Business & Human Rights Resource Centre (BHRRC).17 The “Company Response Mechanism” process developed by BHRRC, a source of transparency for investors and other stakeholders, is intended to elevate concerns from civil society to corporate attention, so a company can then address or clarify their position related to these concerns. Example topics of inquiry include:

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15 Caterpillar, “Supplier Code of Conduct,” https://www.caterpillar.com/en/company/working-together/suppliers/supplier-conduct.html (accessed April 18, 2022).

16 Caterpillar, “Code of Conduct,” https://www.caterpillar.com/en/company/code-of-conduct.html (accessed April 18, 2022).

17 Business & Human Rights Resource Centre, Caterpillar, 2022, https://www.business-humanrights.org/en/companies/caterpillar/ (accessed April 18, 2022).

●	China (XUAR). It was reported in July 2020 that Summit Resource International, the exclusive wholesaler for Caterpillar-branded men and women’s retail clothing, received “tens of thousands of pounds” of Caterpillar Triton jackets and Trademark trousers from two Chinese garment companies involved in a governmental forced labor program targeting the minority Uyghur community.[18] While the Company’s Slavery and Human Trafficking Statement[19] commits to assessing impacts across their supply chain from forced labor, and the Company’s Human Rights Policy[20] states they “do not condone and strive to eliminate all forms of forced labor,” the Company has yet to respond to these reports.
●	Myanmar: In 2018 and 2020, Swedwatch, an independent non-profit organization that reports on business relations in developing countries, reported on the use of the Company’s machinery in the jade mining industry in Kachin State. The Kachin state is the site of 90% of the world’s jade supply and has also been impacted by an ongoing decades-long civil war. Swedwatch details the human rights risks associated with jade mining, which includes deaths from landslides, loss of land and livelihoods, drug abuse, and commercial sexual abuse of women and girls. The report also outlines the complicit role played by Myan Shwe Pyi Tractors Limited (MSP CAT), which describes itself as Myanmar’s “premier Caterpillar dealership.” Swedwatch also provides details concerning MSP CAT’s ties to a U.S.-sanctioned narcotics kingpin.[21] The Company has yet to respond to these reports.
●	OPT and Western Sahara: Based on IHL, occupying powers like Israel and Morocco may not appropriate or destroy property, and/or exploit natural resources in occupied territories except in the case of military necessity or with the consent of the occupied populations and for their exclusive benefit. By providing equipment to the Israel Defense Forces for the demolition of Palestinian houses, villages, infrastructure and agricultural land,[22] and to Moroccan state-owned Office Chérifien des Phosphates (OCP Group) for the extraction of phosphate from Western Sahara, the Company may be at risk of contributing to violations of IHL. In spite of decades-long engagement from investors and civil society concerning human rights risks in the OPT and more recently concerning Western Sahara, the Company’s response has been limited to referencing its contract with the U.S. government to provide D9 bulldozers to the Israeli government, without providing further details on its equipment use.
•	Russian Federation: The Company announced on March 9, 2022, its decision to suspend operations in its Russian manufacturing facilities. However, according to news reports, the Company continues to use Russia as a supply chain route for parts and equipment related to construction, mining, and oil and gas.[9] An effective human rights policy and corresponding practices would allow investors to assess the ways in which exposure to Russia through both manufacturing and commercial transit may contribute to Russia’s human rights-violating behavior in Ukraine, including through financing (e.g., taxes, fees, revenue). Currently, the Company’s rationale for staying in Russia does not make reference to potential human rights harms or the Company’s Human Rights Policy.

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18 Bethany Allen-Ebrahimian , “Exclusive: Caterpillar sourced clothes from Xinjiang factory involved in coercive labor,” Axios, June 30, 2020, https://www.axios.com/caterpillar-xinjiang-uighur-labor-a6ec73df-b75e-4aea-ae76-cc8182ad6a3c.html (accessed on April 18, 2022).

19 Caterpillar, “Slavery and Human Trafficking Statement,” https://s7d2.scene7.com/is/content/Caterpillar/CM20180625-31685-62307?&_ga=2.232520285.331326139.1648731615-1656191684.1645463976 (accessed on April 18, 2022).

20 Caterpillar, “Human Rights,” https://www.caterpillar.com/en/company/governance/political-engagement/human-rights.html (Accessed on April 22, 2022).

21 Therese Sjöström, “Overlooked and Undermined: Communities affected by jade mining operations in Myanmar, and the responsibilities of companies providing machinery,” Swedwatch, June 20, 2018, https://swedwatch.org/wp-content/uploads/2018/06/91_Myanmar_FINAL_uppslag_180618.pdf (accessed on April 18, 2022).

22 Who Profits, “Caterpillar,” 2020, https://whoprofits.org/company/caterpillar/ (accessed on April 18, 2022).

The above practices demonstrate that Caterpillar is lagging industry peers that have adopted policies and practices to help mitigate human rights risks. Notable examples include John Deere’s human rights risk-based and supply chain sustainability assessments and employee training,23 Komatsu’s human rights due diligence process,24 and Volvo’s responsible sales policy.25 All of these examples demonstrate better transparency and governance related to IHL and IHRL in CAHRA when compared to Caterpillar’s current practices.

Additional transparency and disclosure is critical information for investors as governments increasingly recognize the need for non-financial reporting on risk exposure, as evidenced by the European Commission on corporate due diligence and the U.S. Securities and Exchange Commission’s Climate and ESG Task Force in the Division of Enforcement. This heightened government attention to environmental, social and governance (ESG) issues, and human rights specifically, raises risks for companies like Caterpillar that operate in CAHRA without providing strong disclosure and transparency relating to their risk mitigation practices.

In closing, without a report that analyzes the Company’s increased human rights risks, other material risks specific to operating in CAHRA, and the development of policies and practices, investors cannot assess the Company’s alignment to the UNGPs and the extent to which the Company is exposed to heightened legal, reputational and financial risks.

We therefore urge shareholders to vote FOR Item 6.

For further information, please contact Jake Barnett at jbarnett@wespath.org.

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23 John Deere, “Support of Human Rights in Our Business Practices,” John Deere, 2022, https://s22.q4cdn.com/253594569/files/doc_downloads/support/Support-of-Human-Rights-in-Our-Business-Practices_2021.pdf (accessed April 18, 2022).

24 Komatsu, “Human Rights Policy,” Komatsu, 2022, https://www.komatsu.jp/en/ir/library/annual/pdf/annual_06b.pdf, (accessed April 18, 2022).

25 Volvo, “Responsible Sales,” Volvo, 2022, https://www.volvogroup.com/en/sustainability/social-responsibility/business-ethics/responsible-sales.html (accessed April 18, 2022).